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RIDER - CUMULATIVE FREE WITHDRAWAL BENEFIT

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this supplemental agreement, to provide the Cumulative Free Withdrawal Benefit as applied for on the application. The Company also agrees to provide all of the other benefits which are stated in this agreement.

This agreement is a part of the Contract to which it is attached. It is subject to all of the provisions of the Contract unless stated otherwise in this agreement. This agreement replaces the Free Withdrawal and Free Withdrawal Amount provisions in their entirety under the Withdrawal Section as follows:

FREE WITHDRAWAL. Prior to the Annuity Date, the Free Withdrawal Amount will not be assessed a Contingent Deferred Sales Charge.

FREE WITHDRAWAL AMOUNT. The Free Withdrawal Amount is equal to 10% of the purchase payments per year. To the extent the Free Withdrawal Amount in a contract year is not withdrawn, such Free Withdrawal Amount may be carried forward and taken in a subsequent contract year, subject to a limit of 50% of the total purchase payments as of the date of the withdrawal.

TERMINATION OF AGREEMENT.  This agreement will terminate upon:

(a)  surrender of this Contract; or
(b)  annuitization.

EFFECTIVE DATE. The effective date of this agreement is the same as the Date of Issue of this Contract.

The Penn Mutual Life Insurance Company


/s/ Robert E. Chappell
----------------------------------------
Chairman and
Chief Executive Officer


CFWB-01